Arcelor Mittal announces sale of Huta Bankowa

Rotterdam/Luxembourg, January 19, 2007 – Arcelor Mittal has announced today the agreed sale of Huta Bankowa to Alchemia SA Capital Group, as part of Mittal Steel’s commitments to the European Commission during the recommended merger of Arcelor S.A. and Mittal Steel N.V.

Huta Bankowa, a 100% subsidiary of Arcelor Mittal, is located in Dabrowa Gornicza (Southern Poland). The business comprises three main divisions: a rolling mill, with production capacity of 150,000 tonnes, a forged rings department with production capacity of 26,000 tonnes and a service centre. In 2005, Huta Bankowa generated a turnover of €81 million. The company is a specialised producer of merchant bars and sections. For selected products, Huta Bankowa is the leading or sole producer in Poland. There are 750 employees.

Following Mittal Steel's bid for Arcelor last year, the European Commission identified competition concerns in relation to sections. In response, the company committed to dispose of three European medium/heavy section mills, two of which have already been agreed: the first being the sale of Stahlwerk Thüringen on December 6, 2006, to Grupo Alfonso Gallardo and the second, on December 13, the sale of Travi e Profilati di Pallanzeno to Duferco. All together, the disposal of those 3 mills has been done for an enterprise value of about USD 1 billion.

Aditya Mittal, CFO Arcelor Mittal, said: “This is an excellent outcome. Huta Bankowa and Alchemia will be a good fit together. With this transaction we will have fulfilled all our competition commitments to the European Commission.”

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 SRI +352 4792 2902
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

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